SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 5, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – **AngloGold Ashanti responds to Anglo American announcement**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

NOT FOR RELEASE IN, OR DISTRIBUTION INTO, THE UNITED STATES

ANGLOGOLD ASHANTI RESPONDS TO ANGLO AMERICAN ANNOUNCEMENT

AngloGold Ashanti Limited ("AngloGold Ashanti" or "the Company") notes the announcement made today by Anglo American plc ("Anglo American") that it intends to offer for sale 61 million ordinary shares of AngloGold Ashanti in the form of ordinary shares and American Depositary Shares pursuant to the registration of such securities under AngloGold Ashanti's automatic shelf registration statement.

The representatives of Anglo American remaining on the AngloGold Ashanti board of directors intend to resign from AngloGold Ashanti's board of directors once Anglo American's shareholding falls below 20% of AngloGold Ashanti's outstanding ordinary shares. Anglo American expects that its residual position in AngloGold Ashanti will be investment accounted upon the completion of this offering. Anglo American expects the offering to represent a major step in the completion of its stated objectives for its stake in AngloGold Ashanti. Anglo American has advised AngloGold Ashanti that it currently supports AngloGold Ashanti's general strategy to enhance long term shareholder value. Anglo American's residual position in AngloGold Ashanti will be subject to a lock-up agreement with the joint bookrunners until 31 May 2008.

Goldman Sachs International is acting as the global co-ordinator for the offering and Goldman Sachs International and UBS Investment Bank are joint bookrunners for the offering. The terms of the offering are set forth in a preliminary prospectus supplement that will be filed today with the United States Securities and Exchange Commission (the "SEC"). The prospectus supplement relating to the offering may be obtained free of charge from the SEC's web site at www.sec.gov. Copies of the preliminary prospectus supplement, when available, may be obtained from the offices of Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, telephone: +44 20 7774 1000 or UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom, telephone: +44 20 7567 8000.

The AngloGold Ashanti prospectus supplement contains a revised outlook statement which states:

"During the second quarter of 2007, AngloGold Ashanti produced 1.35 million ounces of gold. Gold production for the third quarter of 2007 is expected to be higher by some 80,000 ounces at around 1.43 million ounces. This is 3 percent lower as compared to previous guidance primarily due to leach pad timing delays at Cripple Creek & Victor and an 11 day plant shut down at Obuasi for both maintenance and the testing and development of processes to reduce environmental impacts of ore treatment, which is being done following a directive from the Ghanaian Environmental Protection Agency. Unit cash costs under IFRS, which may differ significantly from those under US GAAP, for the third quarter of 2007 are expected to be higher by around 7 percent than in the second quarter of 2007, due to wage settlements, higher fuel costs, winter power tariffs and maintenance. Our results in the third quarter of 2007 are expected to be impacted by approximately $8 million of one-off compensation and recruitment expenses relating to the retirement of Messrs Godsell and Carvalho Silva and the appointment of Mr. Cutifani as our new Chief Executive Officer.

For the full year 2007, AngloGold Ashanti is targeting gold production of around 5.64 million ounces. Capital expenditure is expected to be around $1,124 million in 2007 (2006: $817 million). The planned year on year increase is largely due to monies currently being expended at the Boddington mine in Australia."

Monday, 1 October 2007
JSE sponsor: UBS

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from such registration. AngloGold Ashanti has filed a registration statement in the United States under the Securities Act of 1933, as amended, in connection with the offer and sale of the securities described herein. Any public offering of the securities referred to herein to be made in the United States will be made by means of a prospectus and a related prospectus supplement (available from AngloGold Ashanti) that form part of such registration statement and that will contain detailed information about AngloGold Ashanti and its management, as well as financial statements.

This news release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This news release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this news release relates is available only to relevant persons and will be engaged in only with relevant persons.

Queries	Tel:	Mobile	E-mail:
South Africa			
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com

Notes to Editors

AngloGold Ashanti is a global gold company with a diversified portfolio of assets in key gold producing regions and operations in ten countries on four continents. The ordinary shares of AngloGold Ashanti are listed on the JSE Limited under the symbol "ANG", the NYSE in the form of ADSs, each representing one ordinary share, under the symbol "AU", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana stock exchange under the symbol "AGA" and in the form of Ghanaian Depositary Shares under the symbol "AADS" and Euronext Brussels in the form of unsponsored international depositary receipts under the symbol "ANG". The principal executive office of AngloGold Ashanti Limited is located at 76 Jeppe Street, Newtown, 2001 (P.O. Box 62117, Marshalltown, 2107) South Africa (Telephone +27 11 637-6000).

Disclaimer

Certain statements made in this news release, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007 and its annual report on Form 20-F filed with the SEC on 9 July 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 5, 2007

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary